Execution Version

Exhibit 99.2

MEMORANDUM OF AGREEMENT

THIS MEMORANDUM of AGREEMENT dated November 7, 2022 (this “Agreement“) is made by and among (i) Camac Partners, LLC, (ii) Camac Fund, LP, (iii) Camac Fund II, LP (together with Camac Partners, LLC and Camac Fund, LP, the “Camac Group“), and (iv) Gold Reserve Inc. (“Gold Reserve”). Each member of the Camac Group and Gold Reserve are collectively referred to as the “Parties”.

WHEREAS the board of directors of Gold Reserve (the “Board”) and the Camac Group have been in discussions regarding, among other things, appointing a nominee of the Camac Group to the Board;

AND WHEREAS the Board believes it would be in the best interests of Gold Reserve and its shareholders if the Parties were to formalize the matters between them on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party hereto), the Parties hereto agree as follows:

Section 1           Definitions and Interpretation

1.1	As used in this Agreement, the following terms have the meanings indicated:

“ABCA” means the Business Corporations Act (Alberta) and the regulations thereunder, as the same may be amended, re-enacted or replaced from time to time.

“Affiliate” means, with respect to any Person, any Person which (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person.

“Conditions” has the meaning set forth in Section 2.4 of this Agreement.

“Control” means, when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person at the relevant time of shares of that corporation carrying the greater of (i) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation, and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, and, when applied to the relationship between a Person and a partnership, limited partnership, trust, joint venture or other entity, means the beneficial ownership by that Person at the relevant time of more than 50% of the ownership interests of the partnership, limited partnership, limited liability company, trust, joint venture or other entity, or the contractual right to direct the affairs of the partnership, limited partnership, limited liability company, trust, joint venture or other entity; and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided, that a Person who Controls a corporation, partnership, limited partnership, limited liability company, joint venture or other entity will be deemed to Control a corporation, partnership, limited partnership, trust, joint venture or other entity which is Controlled by such Person and so on.

“Nominating Committee” means the nominating committee of the Board;

“Person” will be interpreted broadly to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual.

“Replacement Designee” has the meaning set forth in Section 2.6 of this Agreement.

1.2	In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

1.3	The inclusion in this Agreement of headings of Sections are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

1.4	Unless the context requires otherwise, references in this Agreement to Sections or Schedules are to Sections or Schedules of this Agreement.

1.5
Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

1.6	The words “hereof”, “herein”, “hereto” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

1.7
All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules attached thereto.

Section 2           Board of Directors

2.1
As of the date hereof, the Board has taken all necessary steps to, and shall promptly following the execution of this Agreement, increase the size of the Board by one and appoint James Tunkey (the “New Director“) as a director of the Board for a term expiring at the completion of the upcoming 2022 annual meeting of shareholders set to be held on November 17, 2022 (the “2022 Annual Meeting“), unless he is elected at such meeting. Immediately following the appointment of the New Director, the Board should be composed of eight directors, consisting of James H. Coleman, Rockne J. Timm, James P. Geyer, Robert A. Cohen, James Michael Johnston, Yves M. Gagnon, A. Doug Belanger and the New Director. A. Doug Belanger will not stand for re-election at the 2022 Annual Meeting and shall no longer be a director effective as of the 2022 Annual Meeting. For purposes of the 2022 Annual Meeting, the size of the Board shall be fixed at seven directors, consisting of James H. Coleman, Rockne J. Timm, James P. Geyer, Robert A. Cohen, James Michael Johnston, Yves M. Gagnon and the New Director (collectively, the “New Board”) and shall not thereafter exceed seven directors until the expiration of the Standstill Period. Gold Reserve shall hold its 2023 annual meeting of shareholders (the “2023 Annual Meeting”) no later than the first anniversary of the 2022 Annual Meeting.

2.2
Except as provided for in Section 2.4 below, Gold Reserve shall make all necessary filings required in connection with the appointment of the New Director (or any Replacement Designee) with any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Gold Reserve. The Camac Group shall direct the New Director (or any Replement Designee) to assist Gold Reserve in connection with any such necessary filings.

2.3
Gold Reserve shall, in connection with the 2022 Annual Meeting (i) nominate each member of the New Board for election as a director of the Board, (ii) recommend that Gold Reserve’s shareholders vote in favour of the election of each member of the New Board, and (iii) solicit proxies in favour of such election and otherwise support the election of each member of the New Board.

2.4
Notwithstanding anything to the contrary in this Agreement, the New Director (or any Replacement Designee) shall, at all times while serving on the Board, satisfy the requirements of applicable corporate law and the requirements under the TSX Venture Exchange in order to be qualified to, and continue to be qualified to, serve as a director on the Board, including but not limited to filing a Personal information Form (Form 2A) with the TSX Venture Exchange and receiving approval from the TSX Venture Exchange to serve on the Board (the “Conditions”).

2.5
Notwithstanding anything to the contrary in this Agreement, in the event that at any time the New Director (or any Replacement Designee) ceases to satisfy the Conditions, and upon the written request of Gold Reserve to the Camac Group, the Camac Group shall promptly cause the New Director (or any Replacement Designee) to resign from the Board with immediate effect and the New Director (or any Replacement Designee) shall deliver his (or her) written resignation to the Board forthwith. Notwithstanding the foregoing, if the New Director (or any Replacement Designee) resigns from the Board pursuant to this Section 2.5, the Camac Group shall be entitled to appoint a Replacement Designee in accordance with the provisions of Section 2.6.

2.6
Until the expiration of the Standstill Period and subject to Section 2.4, in the event that the New Director (or any Replacement Designee) is not serving on the Board for any reason, then the Camac Group shall be entitled to designate a candidate for replacement of such New Director, who is reasonably acceptable to the Nominating Committee (such replacement, a “Replacement Designee”) and the Board shall promptly appoint such Replacement Designee to the Board. Upon his or her appointment to the Board, such Replacement Designee shall be deemed to be a “New Director” for all purposes under this Agreement.

2.7
The New Director (or any Replacement Designee) will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policies and other governance guidelines and policies of Gold Reserve that are applicable to other directors, and will be entitled to the same director benefits as other non-employee members of the Board, including (i) compensation for such director’s service as a director and reimbursement of such director’s expenses on the same basis as all other non-employee directors of Gold Reserve; (ii) equity-based compensation grants and other benefits, if any, on the same basis as all other non-employee directors of Gold Reserve; and (iii) the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of Gold Reserve as such rights may exist from time to time.

Section 3           Voting

3.1
Each member of the Camac Group agrees to not vote (and to cause to not be voted), in respect of the 2022 Annual Meeting, any and all securities of Gold Reserve which they beneficially own or have control over, directly or indirectly:

(a)	against, or to withhold such votes on, the election of any member of the New Board;

(b)	in favour of the election of any nominations for director that do not include the members of the New Board; and

(c)	in favour of any proposals or resolutions to remove any member of the New Board.

Section 4           Issuance of Press Release and Public Statements

4.1
Forthwith following the execution of this Agreement, Gold Reserve shall issue a press release in the form attached as Schedule A (the “Press Release”). Except as required by law, regulations or legal proceeding, including applicable securities laws or the rules and policies of any stock exchange or as required by any governmental agency or other regulatory authority (including any self-regulatory authority), or as recommended by such Party’s legal counsel, acting reasonably, none of the Parties hereto shall make any public statements (including any publicly available filing with any securities regulators or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release, and if any such public statements (including any publicly available filing with any securities regulators or any other regulatory or governmental agency, including any stock exchange) are required or recommended to be made, the Party making such public statements will provide the other Party with the opportunity to review and provide timely comments on such public statements.

Section 5           Standstill

5.1
Each member of the Camac Group agrees that effective upon the appointment of the New Director to the Board and until the earlier of (a) May 17, 2023, and (b) 45 days prior to date of the 2023 Annual Meeting (the “Standstill Period”), no member of the Camac Group, nor any of their Affiliates, principals, directors, general partners, officers, employees or representatives (acting on their behalf), will, acting alone or “jointly or in concert” (within the meaning of Canadian securities laws) with any other Person, unless specifically consented to in writing by the Board, directly or indirectly:

(a)	make, or induce any person to make, any unsolicited take-over bid, or any other unsolicited merger or unsolicited going-private transaction involving Gold Reserve; or

(b)
engage in, participate in, or in any way initiate, directly or indirectly, any “solicitation” (as such term is defined in the ABCA and in any applicable securities laws) of proxies or consents, with respect to the voting of any securities of Gold Reserve; or

(c)
initiate, propose, knowingly encourage, advise, influence or otherwise “solicit” (as such term is defined in the ABCA) securityholders of Gold Reserve to vote any securities of Gold Reserve on any matter; or

(d)	grant any proxy with respect to the securities of Gold Reserve (other than to a representative of management of Gold Reserve); or

(e)	engage in any short sale or similar transaction that derives value from a decline in Gold Reserve’s securities, except for normal course hedging activities; or

(f)
deposit any securities of Gold Reserve into a voting trust, or subject any securities of Gold Reserve to any agreement or arrangement with respect to the voting of such securities, or enter into any other agreement or arrangement having similar effect to which, in each case, a Person who is not an Affiliate of the Camac Group is a party; or

(g)
seek, alone or jointly or in concert with others (within the meaning of Canadian securities laws), (i) to requisition or call a meeting of the shareholders Gold Reserve, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, other than as expressly provided in this Agreement, or (iii) to effect the removal of any member of the Board or otherwise alter the composition of the Board; or

(h)	submit, or induce any person to submit, any shareholder proposal pursuant to Section 136 of the ABCA; or

(i)
enter into any discussions, agreements or understandings with any Person (other than legal counsel) with respect to or in contemplation of the foregoing or advise, assist, support or encourage any person to take any action inconsistent with the foregoing; or

(j)
make any disparaging public communication or comment with respect to any acquisition, disposition, or financing transaction undertaken by Gold Reserve or Gold Reserve’s financial performance or strategic direction; or

(k)
make any public disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, including any private request to amend, waive or terminate any provision of this Agreement that would be required to be publicly disclosed by Gold Reserve in compliance with applicable securities laws.

For greater certainty, upon execution of this Agreement, Camac Fund, LP shall be deemed to have withdrawn its request in its entirety for documents relating to Gold Reserve’s registered and beneficial shareholders lists requested in its letter to Gold Reserve dated November 1, 2022 and Gold Reserve shall reimburse Camac Fund, LP for the full amount of the cheque enclosed therein, which amount shall be paid to a member of the Camac Group by wire transfer in immediately available funds on the date of this Agreement.

Section 6           Expense Reimbursement

6.1
Gold Reserve shall reimburse the Camac Group for US$50,000 of their out‑of‑pocket fees and expenses paid or payable to third parties as of the date hereof in connection with matters related to this Agreement, which amount shall be paid by wire transfer in immediately available funds on the date of this Agreement. Except as expressly provided in this Section 6 , each Party shall be solely responsible for its costs and expenses.

Section 7           Mutual Non-Disparagement

7.1
Each member of the Camac Group, on one hand, and Gold Reserve, on the other hand, agrees that during the Standstill Period it shall not, and that it shall cause each of its affiliates and each director, officer, employee, agent and representative of each of itself and each of its affiliates to not, directly or indirectly: (i) issue or cause the publication of any press release or make any public announcement, statement or comment (written, verbal or otherwise) regarding the matters that are the subject of this Agreement or the Press Release except substantially consistent with the disclosure in the Press Release; or (ii) make any public announcement, statement or comment (written, verbal or otherwise) regarding any act, matter or thing involving Gold Reserve (including the matters that are the subject of this Agreement and/or the Press Release) that would reasonably be expected to reflect adversely on the reputation, qualifications, character, conduct or behavior of Gold Reserve or any of its current or former directors or officers; provided that (X) nothing in this Section 7.1 shall prevent any person from taking any action that such person is obliged by applicable law to take, from responding honestly to any securities or other regulatory enquiry or proceeding, from testifying truthfully in any civil or other proceeding or from taking any action to enforce any of such person’s rights under any agreement

Section 8           Permitted Actions

8.1
Nothing in this Agreement will prohibit or restrict any member of the Camac Group from: (a) communicating privately with the Chairman of the Board or the Chief Executive Officer of Gold Reserve, so long as such private communications would not reasonably be expected to require any public disclosure thereof by Gold Reserve or any member of the Camac Group; (b) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over such member of the Camac Group (so long as such requirement did not arise as a result of a breach by a member of the Camac Group of this Agreement), provided that if such action requires making a public statement (including any publicly available filing with any securities regulators or any other regulatory or governmental agency, including any stock exchange) about this Agreement or Gold Reserve, Gold Reserve will be provided with the opportunity to review and provide timely comments on such public statement; (c) privately communicating to any of their investors non-confidential factual information regarding Gold Reserve that is in the public domain; (d) granting any liens or encumbrances on any claims or interests in favour of a bank or broker-dealer or prime broker holding such claims or interests in custody or prime brokerage in the ordinary course of business, which lien or encumbrance is released upon the transfer of such claims or interests in accordance with the terms of the custody or prime brokerage agreement(s), as applicable; or (e) negotiating, evaluating and/or trading, directly or indirectly, in any index, exchange traded fund, benchmark or other basket of securities that may contain, or otherwise reflect the performance of, any securities of Gold Reserve. Nothing in this Agreement will prohibit or restrict the New Director (or any Replacement Designee) from any action or inaction consistent with or required by their fiduciary duties to Gold Reserve.

Section 9           Representations, Warranties and Covenants

9.1	Gold Reserve represents and warrants as follows as of the date hereof:

(a)	Gold Reserve has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement; and

(b)
this Agreement has been duly and validly authorized, executed and delivered by Gold Reserve, constitutes a valid and binding obligation and agreement of Gold Reserve and is enforceable against Gold Reserve in accordance with its terms, and no further approvals, including approvals of shareholders of Gold Reserve, are required for it to perform its obligations hereunder.

9.2	Each member of the Camac Group represents and warrants as follows as of the date hereof:

(a)	it has the capacity, power and authority to execute, deliver and carry out the terms and provisions of this Agreement;

(b)
this Agreement has been duly and validly authorized, executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms; and

(c)	the New Director (i) qualifies as “independent” under Canadian securities laws and (ii) is not an employee, principal or Affiliate of the members of the Camac Group.

Section 10          Remedies for Breach

10.1
Each of the Parties acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in monetary damages. It is accordingly agreed that each Party shall, in addition to any other remedy to which they may be entitled at law or in equity, be entitled to (without having to post a bond or other security) specific enforcement of, and injunctive relief, to prevent any violation of, the terms hereof, and the other Parties hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity.

Section 11          Entire Agreement

11.1
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether written or oral. There are no conditions, restrictions, agreements, promises, representations, warranties, covenants or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein. This Agreement may be amended only by a written instrument duly executed by the Parties or their respective successors or permitted assigns.

Section 12          Governing Law and Jurisdiction

12.1	This Agreement shall be interpreted in accordance with, and shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

12.2
Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

Section 13          Assignment

13.1
This Agreement, including any of the rights, duties or obligations herein, is not assignable or transferable by any Party without the prior written consent of all other Parties. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

Section 14          Severability

14.1
If at any time subsequent to the date hereof, any provision of this Agreement is held by any court of competent jurisdiction to be illegal, void, or unenforceable, such provision will be of no force and effect, but the illegality or unenforceability of such provision will have no effect upon the legality or enforceability of any other provision of this Agreement.

Section 15          No Waiver

15.1
No failure or delay by any Party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

Section 16          Time of the Essence

16.1	Time is of the essence in this Agreement.

Section 17          Execution in Counterparts

17.1	This Agreement may be executed in counterparts and delivered by email/PDF.

(Signature page follows.)

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date hereinbefore written.

Gold Reserve Inc.

Per:	Authorized Signatory

Camac Partners, LLC

Per:	Authorized Signatory

Camac Fund, LP

Per:	Authorized Signatory

Camac Fund II, LP

Per:	Authorized Signatory

SCHEDULE A

PRESS RELEASE

(See attached.)

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